Absolute Deepens Commitment to Public Sector, Achieves FedRAMP Ready Designation

Absolute Secure Endpoint empowers federal agencies to strengthen cyber resiliency amid increasing threats and IT complexity

SAN JOSE, Calif. — January 10, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a provider of self-healing, intelligent security solutions, today announced that it has earned a Federal Risk and Authorization Management Program (FedRAMP) Ready designation suitable for a FedRAMP JAB Authorization. The designation is granted at the Moderate Impact level for Absolute’s Secure Endpoint product suite. In achieving this designation, Absolute is enabling federal agencies to strengthen cyber resiliency and maintain complete visibility and control across their device fleets - minimizing IT management costs, reducing risk exposure, and improving incident response capabilities. Absolute is listed on the FedRAMP Marketplace as a FedRAMP Ready vendor.

After already being prioritized for a Joint Authorization Board (JAB) Authorization, achieving FedRAMP Ready status is the next key milestone on the journey to full FedRAMP Authorization – and it means that Absolute’s Readiness Assessment Report (RAR) has been approved.

“Ensuring US Government agencies maintain the strongest possible security posture is critical to the national security of our country, and directly aligns with Absolute’s mission to make every organization resilient to cyber threats and confident in its ability to respond to incidents,” said John Herrema, EVP of Product and Strategy at Absolute. “Achieving FedRAMP Ready designation for our Secure Endpoint offering both illustrates our continued dedication to our public sector customers – empowering them to drive innovation, enhance efficiency, and maximize security effectiveness – and lays the foundation for full FedRAMP authorization for the entire Absolute Platform.”

“By receiving FedRAMP Ready status from the Joint Advisory Board, Absolute is demonstrating its ability to meet the the superset of all requiriements of the many agencies that make up the JAB, including DoD, DHS, and GSA,” said Samir Sherif, Chief Information Security Officer at Absolute. “This FedRAMP Ready status recognizes our enduing commitment to delivering the highest level of security for all our customers.”

Gartner® estimates that end-user spending for the information security and risk management market will grow to $169.2 billion USD in 2022, reaching $261.9 billion in 20261. Despite this massive and continuously increasing security investment, Absolute data has shown that up to 25 percent of devices have unhealthy security controls that have been tampered with, uninstalled, or have otherwise stopped working effectively – creating gaps and blind spots for threat actors to exploit, and driving up cost for compliance.

Embedded in more than 600 million devices, Absolute provides an unbreakable, two-way connection to devices and mission-critical security applications, enabling IT and Security teams to monitor health and compliance; detect if they are corrupted, tampered with, or stop working effectively; and automatically repairs or reinstalls components when necessary - without requiring human intervention.

A government-wide program, FedRAMP allows agencies to confidently use modern cloud technologies, with an emphasis on the security and protection of federal information. The program promotes the adoption of secure cloud services across the federal government by providing a standardized approach to security and risk assessment for cloud products and services. Absolute worked with third-party assessment organization (3PAO) Kratos Defense & Security Solutions, Inc. to achieve this designation.

1Gartner, Forecast: Information Security and Risk Management, Worldwide, 2022-2026, 3Q22 Update, 28 September 2022.
Gartner is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a leader in the G2 Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, statements regarding Absolute’s new partnership with Trellix. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include: that Absolute may not obtain FedRAMP certification on the timeline currently anticipated or at all; that there may not be sufficient demand for Absolute’s services amongst U.S. federal government agencies and the public sector; and that Absolute may not be successful in selling its services to such agencies.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation that Absolute may not obtain FedRAMP certification and obtain complete FedRAMP authorization on the timeline currently anticipated or at all; that there amy not be sufficient demand for Absolute’s services amongst U.S. federal government agencies and the public sector; that Absolute may not be successful in selling its ervices to such agencies; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant.Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

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